BB 3/12 *

12012637

SEC Mail Processing Section MAR 01 2012 Washington, DC 125

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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AB 4/5

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67773

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PENSERRA SECURITIES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 BROAD STREET, 26TH FLOOR, SUITE 2602
(No. and Street)

NEW YORK (City) NY (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GEORGE MADRIGAL 925-594-5001
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROY A. ABRAMOWITZ & CO.
(Name – *if individual, state last, first, middle name*)

230 WEST 41ST STREET, 15TH FLOOR (Address) NEW YORK (City) NY (State) 10036 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION RECEIVED MAR 01 2012 02 REGISTRATIONS BRANCH

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/26

OATH OR AFFIRMATION

I, GEORGE MADRIGAL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PENSERRA SECURITIES LLC, as of DECEMBER 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ROBIN RICHEL
Notary Public, State of New York
No. 01RI4925997
Qualified in Kings County
Commission Expires April 4, 20 14

Signature

PRESIDENT & CHIEF EXECUTIVE OFFICER
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ROY A. ABRAMOWITZ, C.P.A.
CERTIFIED PUBLIC ACCOUNTANTS

TEL: 212-398-8100
FAX: 212-398-8120
CT OFFICE: 646-250-7238
E-MAIL: rafinancial@optonline.net

INDEPENDENT AUDITOR'S REPORT

To the Members of Penserra Securities LLC

We have audited the accompanying statement of financial condition of Penserra Securities LLC (the Company) (a Limited Liability Company) as of December 31, 2011. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Penserra Securities LLC as of December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

Roy A. Abramowitz & Co.

Roy A. Abramowitz & Co.
New York, New York
New Canaan, Connecticut
February 29, 2012

230 WEST 41ST STREET, 15TH FLOOR, NEW YORK, NY 10036
27 PINE STREET, SUITE 100, NEW CANAAN, CT 06840

PENSERRA SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

ASSETS

Cash & cash equivalents	$ 1,225,255
Receivables from broker-dealers and clearing organizations	45,992
Employee loans receivable	8,832
Marketable securities	811,179
Brokerage account deposit	250,000
Furniture and equipment, net of accumulated depreciation of $ 54,364	21,707
Security deposit	8,704
Prepaid expenses	19,616
TOTAL ASSETS	$ 2,391,285

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities:	
Accounts payable	$ 191,777
Due to affiliated company	26,888
Payable to clients	2,744
Accrued expenses	35,997
TOTAL LIABILITIES	$ 257,406
Members' equity	2,133,879
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 2,391,285

The accompanying notes are an integral part of the financial statements.

PENSERRA SECURITIES LLC
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2011

NOTE 1: ORGANIZATION AND NATURE OF BUSINESS

Penserra Securities LLC (formerly known as MMR Securities LLC), was established on February 27, 2007 as a New York Limited Liability Corporation, and is a registered broker-dealer with the Securities and Exchange Commission, and the Financial Industry Regulatory Authority (FINRA). The Company was formed as a boutique brokerage firm to serve institutional customers such as corporation, pension plans, asset managers, and government agencies. Penserra Securities trades in over fifty global equity markets and in the domestic fixed income market. The principal office of the Company is located at 20 Broad Street in New York City. The firm has received minority business certification from the State of Virginia Department of Minority Business Enterprise, The New York/New Jersey Minority Supplier Development Council, The Northern California Minority Supplier Diversity Council, Wisconsin Department of Commerce, and The New York City Department of Small Business Services, and has been approved as a minority-owned brokerage firm by The Teachers Retirement System of Illinois, The State Universities Retirement System of Illinois, The Illinois Municipal Retirement Fund, The California State Teachers' Retirement System, The Teachers Retirement System of Texas, The Allegheny County Retirement System, The California Public Employees' Retirement System, the State of Wisconsin Investment Board, the Illinois State Investment Board, the New York City Retirement Systems, New York State Teachers' Retirement System, and The Los Angeles City Employees' Retirement System, qualifying the Company to engage in securities brokerage activities for these large institutional clients. Similar minority brokerage program applications have been submitted and are currently pending with government employee retirement benefit systems.

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

(A) Furniture and equipment are carried at cost less accumulated depreciation. Depreciation is computed on a straight line basis over the estimated useful lives of the assets. For the year 2011 $21,453 of acquisitions were made for the trading facility and administrative offices.

(B) The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(C) For purposes of the Statement of Financial Condition, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

(D) Pursuant to SFAS 115, par. 13 as amended by SFAS 130, par.33 unrealized gains and losses on trading securities are included in earnings. The Company had unrealized gain in the amount of $20,389 on "available for sale securities."

(E) Since the Company is a Limited Liability Corporation, profit and loss flow through to the members.

(F) The Company's Anti-Money Laundering Program (AMLP) audit was completed during November 2011 pursuant to Section 352 of the USA Patriot Act of 2001 (Act). The audit was conducted by another independent firm in accordance with Statement on Standards for Consulting Services issued by the American Institute of Certified Public Accountants. The audit was for the period through November 2011. The independent firm of Certified Public Accountants attested that the Company's AMLP met the standards set forth in Section 352 of the Act.

NOTE 3: RECEIVABLE FROM BROKERS AND CLEARING ORGANIZATIONS

The receivable from broker-dealers and clearing organizations represents commissions receivable from broker\dealers for whom the Company has executed trades during December 2011 and received in January 2012.

The receivable from clearing organizations represents commissions receivable from the clearing organizations for trades executed by the Company on behalf of its customers and cleared through the clearing brokers during December 2011 and received in January 2012.

In the normal course of business the Company executes, as agent, transactions on behalf of customers through its clearing broker. If the agency transactions do not settle because of failure to perform by the customer, the Company may be obligated to discharge the obligation of the customer and, as a result, may incur a loss if the market value of the security fluctuates to the detriment of the Company.

The Company does not anticipate nonperformance by customers in the above situation. The Company's policy is to monitor its market exposure and customer risk. In addition, the Company has a policy of reviewing as considered necessary, the credit standing of each customer with which it conducts business.

In certain instances the Company will purchase bonds that it will hold for one or two days. The Company has the risk of gain or loss during this period. The position is ultimately placed with a customer.

NOTE 4: INCOME TAXES

For income tax purposes, the members have elected that the Company be treated as a Limited Liability Corporation (LLC). Therefore the Company is not subject to federal income tax. The company is subject to California limited liability company taxes, the California gross receipts tax and the New York State LLC filing fee. For 2011 the Company will be liable for the California state minimum franchise tax of $800 and the California gross receipts tax in the amount of approximately $6,800. During 2011, the Company paid $800 in California franchise tax, and a $244 New York State LLC filing fee. The Company also paid $2,780 in California franchise tax and gross receipts tax for prior years. Since the Company is treated as a "pass-through" entity (is classified as a partnership for federal income tax purposes) for both federal and state income tax purposes its items of income, expense and credits will flow through to its members and be reported directly on the members' federal and state individual income tax returns.

Accordingly, no provision has been made for federal income taxes since the net income or loss of the Company is to be included in the tax returns of the individual shareholder(s).

NOTE 5: COMMITMENTS

The Company entered into a "Services and Cost-Sharing Agreement" with Rosenblatt Securities Inc., a New York corporation with certain shareholders in common on November 30, 2007. Pursuant to the agreement the Company rents facilities of Rosenblatt Securities located at 20 Broad Street in New York City and utilizes certain administrative and other services in compliance with FINRA Notice to Members 03-63. The agreement can be terminated with 90 days written notice. At December 31, 2011 the monthly rent was fixed at $2,039. Other expenses included payment for data consulting, use of personnel and allocated health insurance.

The Company rents facilities located at 160 Howells Road, Suite 1, Bayshore, New York 11706 on a month to month basis. The base rent is $500 a month.

The Company rents facilities located at 2801 West Coast Highway, Suite 230, Newport Beach, California 92663 on a month to month basis. The base rent is $1,678 a month.

The Company entered into a five year lease through May 31, 2014 for facilities located at 156 Diablo Road, Suite 340, Danville, California 94526. The rental obligation for the remaining term of the lease is as follows

Period	Amount
January 1, 2012 through December 31, 2012	$ 92,258
January 1, 2013 through December 31, 2013	95,019
January 1, 2014 through May 31, 2014	88,186

The Company entered into a five year lease through December 31, 2016 for facilities located at 720 Palisades Avenue, Suite 205, Englewood Cliffs, New Jersey 07632. The rental obligation for the remaining term of the lease is as follows:

Period	Amount
January 1, 2012 through December 31, 2012	$ 35,864
January 1, 2013 through December 31, 2013	36,941
January 1, 2014 through December 31, 2014	52,926
January 1, 2015 through December 31, 2015	98,410
January 1, 2016 through December 31, 2016	98,410

NOTE 6: CLEARING AGREEMENT

On May 5, 2008 the Company, as "Secondary Correspondent" entered into a Secondary Clearing Agreement with Rosenblatt Securities Inc. (RSI) as "Primary Correspondent" and Goldman Sachs Execution and Clearing, L.P. (GSEC).

Pursuant to the Agreement GSEC will provide clearing services on a fully disclosed basis to the Company under the same terms of the Clearing Agreement entered into between RSI and GSEC dated November 30, 2006.

On February 12, 2009 the Company, as "Secondary IB" entered into a Secondary Clearing Agreement with RSI as "Primary IB" and the Broadcort Division of Merrill Lynch, Pierce, Fenner and Smith Incorporated (Broadcort). Pursuant to the Agreement Broadcort will provide clearing services on a fully disclosed basis to the Company under the same terms of the Clearing Agreement entered into between RSI and Broadcort dated May 23, 2008.

During 2011 Merrill Lynch required the Company to have on deposit $250,000 for clearing services. The amount is classified as "Brokerage Account Deposit" on the balance sheet as of December 31, 2011.

NOTE 7: REGULATORY REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Requirements for brokers or dealers pursuant to 15c3-1 of the Securities and Exchange Commission. Since the Company does not receive, directly or indirectly, or hold funds or securities for, or owe funds or securities to customers and does not engage in any of the activities described in Rule 15c3-1(a)(2)(i) through (v) net capital is computed pursuant to subparagraph (a)(2)(vi) which requires that net capital as defined, shall be at least the greater of $100,000 or one-fifteenth of aggregate indebtedness, as defined. Net capital and aggregate indebtedness change from day-to-day, but as of December 31, 2011, the Company had net capital of $1,856,465 which exceeded the minimum net capital requirements computed pursuant to SEC Rule 15c3-1 of $100,000 by $1,756,465.

Minimum net capital pursuant to CFTC Rule 1.17 is $100,000. As of December 31, 2011 the Company's net capital exceeded the minimum net capital computed pursuant to CFTC Rule 1.17 by $1,756,465.

All customer transactions (i.e., transactions with persons other than broker\ dealers) will be cleared through other broker-dealer(s) on a fully disclosed basis, therefore the Company will not be required to maintain a separate bank account for the exclusive benefit of customers or to segregate customer securities in accordance with Rule 15c3-3 of the Securities and Exchange Commission.

NOTE 8: RECAPITALIZATION

On June 30, 2011, the Company and its Members entered into the "Eighth Amendment to Operating Agreement" and approved the sale of a ten percent Membership Interest in the Company to a new member for $400,000.

On August 3, 2011, the Company and its Members entered into the "Tenth Amendment to Operating Agreement" and approved the creation of a new, separate class of membership interests (the "Preferred Membership Interests"). No allocation of the Company's net profit or losses will be allocated to the Preferred Membership Interests. However distributions will be first made to the Preferred Membership Interests before distributions to Participating Members. Preferred payments accrue monthly at a rate equal to an annual yield of twelve (12%) on the balance reflected in the Preferred Members Preferred Capital Account. Preferred payments will be made from "Principal Trading Profits" derived from monthly gross revenues less expenses derived from principal or proprietary trading activities in fixed income securities. On August 4, 2011 a capital contribution in the amount of $1,400,000 was made to the Company by one Preferred Member. Preferred members have no voting rights on any matter pertaining to the Company. During 2011 $54,427 of "Preferred Guaranteed Interest Payments" were made to the Preferred Member.

NOTE 9: SUBSEQUENT EVENTS

Membership Agreement:

On January 3, 2012 the Company entered into a continued Membership Agreement ("Agreement") with FINRA and amended the types of business the Company could engage in as follows:

(A) Broker retailing corporate equity securities over-the-counter;

(B) Non-exchange member arranging for transactions in listed securities by exchange member; and

(C) Fixed income execution services on an agency, riskless-principal and principal basis.

In addition the Company could increase the number of Associated Persons (registered and unregistered) employed to 45. The Associated persons could have direct contact with customers in the conduct of the Company's securities sales,

trading and investment banking activities, including the immediate supervisors of such persons.

New Entity:

On January 4, 2012 the Company reorganized a single member LLC, Penserra Partners, formed by one of its members in New York State on May 15, 2009. Through December 31, 2011 the entity was disregarded for Federal income tax purposes. On January 4, 2012 the name of the entity has been changed to Penserra Capital Management LLC. The Company plans to utilize the entity for its "institutional investment advisory business". The entity will become a registered investment advisor and be owned by some of the Company's members.